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                      March 1, 2024

       Wayne Coll
       Chief Financial Officer
       Precision Optics Corporation
       22 East Broadway
       Gardner, MA 01440

                                                        Re: Precision Optics
Corporation
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2023
                                                            File No. 001-10647

       Dear Wayne Coll:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Industrial Applications and

                      Services